Exhibit 99.1

                                  RISK FACTORS


Fluctuations in oil and natural gas prices could adversely affect us because we sell a significant portion of our products to the energy industry.

Our principal products consist of oil country tubular goods and line pipe. Sales of these products to the energy industry constitute the most significant source of our revenues. In fact, revenues from the sale of oil country tubular goods and line pipe to the energy industry accounted for approximately 80%, 80%, 73% and 75% of our total sales for the year ended December 31, 2000, the three months ended December 31, 1999 and the years ended September 30, 1999 and 1998, respectively. Demand for these products depends primarily upon the number of oil and natural gas wells being drilled, completed and worked over in the United States and Canada and the depth and drilling conditions of these wells. The level of these activities is primarily dependent on current and anticipated oil and natural gas prices. Many factors, such as the supply and demand for oil and natural gas, general economic conditions and global weather patterns. As a result, the future level and volatility of oil and natural gas prices are uncertain.


The volatility and cyclical nature of steel prices may adversely affect our business.

Purchased steel represents approximately two-thirds of our costs of goods sold. As a result, the steel industry, which is highly volatile and cyclical in nature, affects our business both positively and negatively. Numerous factors, most of which are beyond our control, drive the cycles of the steel industry and influence steel prices. Some of these factors are:

o        general economic conditions;
o        industry capacity utilization;
o        import duties and other trade restrictions; and
o        currency exchange rates.

Changes in steel prices can affect the pricing and/or gross margin levels of our products. With respect to industrial products, we would seek to recover any increase in steel costs by attempting to increase the price of our products. However, increases in the prices of our products often do not fully compensate for steel price increases and generally lag several months behind increases in steel prices. Prices of energy products move in conjunction with demand for those products and are largely unrelated to changes in steel costs. This could result in an inability to recover steel cost increases on those products during poor energy market conditions. Consequently, we typically have a limited ability to recover increases in steel costs.


We may lose business to competitors who are larger than us or who produce their own steel.

Some or our competitors are larger and have greater financial and marketing resources and business diversification. These companies may be better able than us to successfully endure downturns in either the energy or industrial sectors. Also, many of our larger competitors are integrated steel producers - producers who make their own raw materials rather than purchase their raw materials in the open market. During periods of strong steel demand, we may be at a competitive disadvantage to these integrated competitors. As a result, we may lose business to any of these competitors. The oil country tubular goods and structural product markets are largely commodity in nature and as a result, price competition is of particular importance.


Exchange rate fluctuations will have a direct impact on our results of operations.

Although our financial results are reported in U.S. dollars, a significant portion of our sales and operating costs are denominated in Canadian dollars. Consequently, we will be exposed to cash flow and earnings volatility as a result of fluctuations in relative currency values. Significant fluctuations may adversely affect our results of operations. In particular, our results of operations may be adversely affected by a significant strengthening of the U.S. dollar against the Canadian dollar.

The Company has entered into forward contracts for the purchase of U.S. dollars to reduce its exposure to Canada-U.S. exchange fluctuations on materials and supplies denominated in U.S. funds. To reduce the impact of currency fluctuations, we may continue a U.S. exchange rate management program for our Canadian operations. However, we cannot give any assurance that this program will effectively avoid adverse effects as a result of currency fluctuations. As of December 31, 2000, the Company was not participating in any forward contracts.


The level of imports of oil country tubular goods into the U.S. and Canadian markets, which has been reduced by trade relief now in place, impacts demand and pricing for our products.

The level of imports of oil country tubular goods, which has varied significantly overtime, affects the U.S. and Canadian oil country tubular goods markets. High levels of imports reduce the volume sold by North American producers and tend to suppress selling prices, both of which have an adverse impact on our business. We believe that United States and Canadian import levels are affected by, among other things:

o        North American and overall world demand for oil country tubular goods;
o        the trade practices of and government subsidies to foreign producers;
          and
o        the presence or absence of antidumping and countervailing duty orders.

Antidumping and countervailing duty orders require special duties to be imposed in amounts designed to offset unfair pricing and government subsidization, respectively. In the United States, once an order is in place, each year foreign producers, importers, domestic producers and other parties may request an "administrative review" to determine the duty rates to be applied to imports during subsequent years, as well as the duty deposit rates for future imports from the companies covered by the review. In addition, a company that did not ship to the United States during the original period examined by the U.S. government may request a "new shipper review" to obtain its own duty rate on an expedited basis.

U.S. antidumping and countervailing duty orders may be revoked as a result of periodic "sunset reviews." An individual exporter may also obtain revocation as to itself under certain circumstances. The U. S. government is scheduled to conduct sunset review of the orders covering Argentina, Italy, Japan, Korea and Mexico beginning in March 2001. These review are expected to be completed by May 2001. If the orders covering imports from Argentina, Italy, Japan, Korea and Mexico are revoked in full or in part or the duty rates lowered, we could be exposed to increased competition from imports that could have a material adverse effect on our business.

Currently, there exists a Canada Customs and Revenue Agency ruling against carbon grade casing with a diameter from 4 1/2" thru 10 3/4" from the U.S. and Korea into Canada. The ruling requires that an interested importer obtain "normal values" for the above products from the CCRA. This ruling has been in place since 1986 and has been continued in 1991 and 1996, with an expiry review due in May 2001.


Industry inventory levels affect our sales and net income.

Industry inventory levels of our products, and in particular oil country tubular goods, can change significantly from period to period. These changes can have a direct adverse effect on the demand for new production of energy and industrial products when customers draw from inventory rather than purchase new products. Industry inventory levels of oil country tubular goods have steadily increased through calendar 2000, we believe that industry-wide oil country tubular goods inventory is at normal levels in relation to current demand. Additionally, months of supply of inventory, which defines the level of inventory in terms of current monthly consumption, also appears to be in line with current demand. Material increases in months of supply of inventory can have an adverse impact on us.


Our plans for the new large diameter facility may not be successful.

An important part of our growth strategy is our ability to successfully expand our current product lines, offer new products lines and enter new markets. We are devoting significant resources to this strategy. To this end, we are currently in the process of bringing our new large diameter facility that will produce products with larger diameters than we currently manufacture to full operation. Operating the new facility may expose us to risks including:

o        intense competition in the larger diameter product lines;
o        the current industry-wide overcapacity in these product lines; and
o        potential unforeseen or higher than expected costs.

Any of these risks could adversely affect or prevent the success of the new facility.


Our cold drawn tubing business may not be successful.

Our entry into the cold drawn tubing market has required capital expenditures of approximately $16.7 million as of December 31, 2000. We have not generated a profit to date in this market and we cannot assure you that we will be successful in achieving significant sales levels or profitability in the cold drawn tubing market.


Our facility in Longview, Washington may not generate profits.

In 1997, we expanded into the northwestern U.S. market with the construction of a tubular manufacturing facility in Longview, Washington. The Longview facility commenced operations in December 1998. As anticipated, in 1999 the Longview facility experienced a loss due to operations start-up and market development issues. The Longview facility has not generated a profit to date and we cannot assure you that we will be successful in achieving sales levels or profitability at the Longview facility.


Seasonal fluctuations which affect our customers may affect demand for our products.

We, as well as the oil country tubular goods industry in general, experience seasonal fluctuations in demand for our products. For instance, weather conditions during the first half of the calendar year normally make drilling operations more difficult in the United States while the second and third quarters are difficult drilling conditions in western Canada. For this reason, drilling activity and the corresponding demand for our oil country tubular goods within the United States generally will be lower during our first and second quarters, as compared with the third and fourth quarters. Drilling activity and corresponding demand for our oil country tubular goods within Canada generally will be lower during the second and third quarters, as compared with the first and fourth quarters. We also believe we experience seasonal fluctuations in demand for our industrial products. However, the timing of such fluctuations may differ from fluctuations experienced in the oil country tubular goods market.


We depend on a few suppliers for a significant portion of our steel, and a loss of one or more significant suppliers could affect our ability to produce our products.

In calendar 2000, we purchased in excess of 76% of the steel for our Arkansas facilities from a single supplier, 94% of the steel for our Texas facility from three suppliers and 84% of our steel for our Longview, Washington and Calgary, Alberta operations from three suppliers. The loss of any of these suppliers or interruption of production at one or more of the suppliers could have a material adverse effect on our business, financial conditions and results of operations.


The operations of the end users of our customers expose us to potential products liability claims.

Drilling for oil and natural gas involves a variety of risks that can result in significant losses. Actual or claimed defects in our products may give rise to claims against us for these losses. The transportation of oil and gas through line pipe also involves risks. A failure of line pipe may give rise to environmental liabilities and claims against us for losses. The use of structural tubing can also involve risks. Actual or claimed defects in these pipe and tubing products can also expose us to claims for damages. We maintain insurance coverage against potential product liability claims in amounts which we believe to be adequate. We have not historically incurred material product liability costs, nor have we experienced difficulties in obtaining or maintaining adequate product liability insurance coverage. However, we may incur product liability in excess of our insurance coverage or incur other uninsured costs, and we may not be able to maintain adequate insurance coverage levels in the future.


Compliance with and changes to laws regulating the operation of our business could adversely affect our performance.

Our business is subject to numerous local, state, provincial and federal laws and regulations concerning environmental and safety matters. We cannot assure you that future changes and compliance with these laws and regulations will not have a material effect on our operations.


The Company's Calgary, Alberta operations are subject to a collective bargaining agreement.

The Company has a collective bargaining agreement that expired on December 31, 2000 with the United Steelworkers of America, Local Union 7226, covering approximately 68% of all Prudential employees. This agreement generally covers wages, healthcare benefits and retirement plans, seniority, job classes and certain work rules. While the Company believes its present labor relations to be good, there can be no assurance that the collective bargaining agreement will be renewed or that a new collective bargaining agreement on terms acceptable to us will be established.


Provisions in our corporate documents and Delaware law could delay or prevent a change in control.

The existence of some provisions in the Company's corporate documents and Delaware law could delay or prevent a change in control of the Company, even if that change might be beneficial to our stockholders. Our certificate of incorporation and bylaws contain provisions that may make acquiring control of the Company difficult, including:

o provisions limiting the rights to call special meetings of our stockholders;
o provisions regulating the ability of our stockholders to bring matters for action at annual meetings of our stockholders;
o        a provision prohibiting action by stockholders by written consent; and
o the authorization to issue and set the terms of preferred stock by the Company's board of directors.

In addition, we have adopted a shareholder right plan that would cause extreme dilution to any person or group who would attempt to acquire a significant interest in the Company without advance approval of the Company's board of directors. Moreover, Delaware law would impose restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock.